(As filed December 21, 2000)
                                                              File No. 70-[    ]
                                                                           ----
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           APPLICATION OR DECLARATION
                                       ON
                                    FORM U-1
                                      under
                 The Public Utility Holding Company Act of 1935

                    ----------------------------------------

     AMEREN CORPORATION                 CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
     UNION ELECTRIC COMPANY             607 East Adams Street
     1901 Chouteau Avenue               Springfield, Illinois 62739
     St. Louis, Missouri 63103

               (Name of company or companies filing this statement
                   and address of principal executive offices)

                    ----------------------------------------

                               AMEREN CORPORATION

                 (Name of top registered holding company parent
                         of each applicant or declarant)

                    ----------------------------------------

                       Steven R. Sullivan, Vice President,
                          General Counsel and Secretary
                             Ameren Services Company
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                     (Name and address of agent for service)

                    ----------------------------------------
              The Commission is requested to mail signed copies of
                   all orders, notices and communications to:

     James J. Cook, Esq.                     William T. Baker, Jr., Esq.
     Ameren Services Company                 Thelen Reid & Priest LLP
     1901 Chouteau Avenue                    40 West 57th Street
     St. Louis, Missouri 63103               New York, New York 10019-4097

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

     1.1. Introduction.
          ------------

     Ameren Corporation ("Ameren"), whose principal business address is at 1901 Chouteau Avenue, St. Louis, Missouri 63103, is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").1 Ameren owns all of the issued and outstanding common stock of Union Electric Company ("AmerenUE") and Central Illinois Public Service Company ("AmerenCIPS"), each of which is an electric and gas utility company. Together, AmerenUE and AmerenCIPS provide retail and wholesale electric service to approximately 1.5 million customers and retail natural gas service to approximately 300,000 customers in a 24,500 square-mile area of Missouri and Illinois. For the year ended December 31, 1999, Ameren reported total operating revenues of $3,523,631,000, of which approximately 93.3% were derived from electric operations and 6.5% from gas operations. AmerenUE and AmerenCIPS own 40% and 20% respectively of the outstanding common stock of Electric Energy, Inc., an "exempt wholesale generator" ("EWG") within the meaning of Section 32 of the Act.2

     In addition to its two public utility subsidiaries, Ameren owns directly all of the issued and outstanding common stock of five non-utility subsidiary companies, as follows:

     (1) Ameren Services Company, a subsidiary service company.

     (2) CIPSCO Investment Company, which manages various non-utility investments.

     (3) Ameren Energy, Inc., an "energy-related company" within the meaning of Rule 58 that engages in marketing of electricity and other energy commodities and which also acts as agent for AmerenUE and Ameren Energy Generating Company ("Ameren GenCo") in connection with the marketing of electricity and other energy commodities.3

     (4) Ameren Development Company, an intermediate non-utility holding company that was formed to acquire and hold the securities of other exempt and authorized non-utility subsidiaries and investments.4

     (5) Ameren Energy Resources Company ("Ameren Resources"), which is


------------------------
1    See Ameren Corporation, et al., Holding Co. Act Release No. 26809 (Dec. 30,
     1997) (the "Merger Order").

2    See Electric Energy, Inc., 92 FERC P. 62,079 (2000).

3    See Ameren Corporation, et al., Holding Co. Act Release No. 27053 (July 23,
     1999).

4    Id.

also an intermediate non-utility holding company that directly and indirectly holds the securities of other exempt and authorized non-utility companies, including Ameren GenCo, which is an EWG.5 Ameren GenCo was formed to acquire all of the generating assets of AmerenCIPS, which occurred in May 2000, and, in addition, is the vehicle through which Ameren intends to acquire, own and operate approximately 3000 MW of new gas-fired generation in the Midwest.

     1.2  Requested Approvals.
          -------------------

     As discussed below, authorization is sought herein for certain transactions (the "Asset Transfer") that will result in the acquisition by AmerenCIPS of AmerenUE's electric transmission assets in Illinois other than those associated with AmerenUE's Venice, Illinois generating plant and AmerenUE's electric distribution assets in Illinois (the "T&D Assets"), and AmerenUE's retail gas distribution facilities in Illinois (the assets to be acquired by AmerenCIPS are identified collectively herein as the "Acquired Assets"). In connection with the Asset Transfer, AmerenCIPS will assume certain obligations of AmerenUE that are associated with the Acquired Assets.

     Approximately one-half of the Acquired Assets (designated as "Transferred Assets") will be transferred by AmerenUE directly to AmerenCIPS in return for a promissory note to be issued by AmerenCIPS, and approximately one-half of the Acquired Assets (designated as "Dividend Assets") will be transferred by a dividend from AmerenUE to Ameren and the subsequent contribution of those assets by Ameren to AmerenCIPS.6 The transactions for which authorization is requested herein will be consummated in accordance with an Asset Transfer Agreement, the form of which is filed herewith as Exhibit B-1. Accordingly:

     o AmerenUE requests authorization to transfer all of the Transferred Assets directly to AmerenCIPS.

     o AmerenUE requests authorization to transfer the Dividend Assets to Ameren by making an in-kind dividend on its common stock.

     o Ameren requests authorization to contribute all of the Dividend Assets to AmerenCIPS by making a capital contribution to AmerenCIPS.


------------------------
5 See Ameren Energy Generating Company, 92 FERC P. 62,023 (July 14, 2000). On October 31, 2000, Ameren GenCo filed a new application with the Federal Energy Regulatory Commission ("FERC") in Docket No. EG01-14-000 for determination of continued EWG status following its acquisition of title to additional generation resources.

6 The Asset Transfer Agreement provides for AmerenUE to prepare a schedule to be delivered at the time of closing which specifically enumerates the assets, properties and rights to be acquired by AmerenCIPS. The schedule will further designate whether such specific assets are to be conveyed as Dividend Assets or Transferred Assets. The percentages of Acquired Assets that are to be conveyed as Transferred Assets and as Dividend Assets, respectively, will be determined by Ameren immediately prior to the closing.

     o    AmerenCIPS requests authorization to acquire the Acquired Assets.

     o AmerenCIPS requests authorization to assume certain liabilities of AmerenUE that are associated with the Acquired Assets, and to issue a subordinated promissory note in an amount equal to the book value of the Transferred Assets (estimated to be approximately $51 million) to AmerenUE as payment for the Transferred Assets.

     o AmerenUE requests authorization to acquire and hold the promissory note to be issued by AmerenCIPS.

     Various elements of the Asset Transfer are subject to approval by the Missouri and Illinois public utilities commissions, the FERC and the Federal Communications Commission.

     1.3  Reasons for Asset Transfer Agreement.
          ------------------------------------

     The Asset Transfer will realign the retail electric and gas utility operations of Ameren so that AmerenUE will be regulated as a public utility only in Missouri. Although AmerenUE's principal retail service areas are in Missouri, AmerenUE also provides retail electric and gas service to the public in that portion of the St. Louis metropolitan area located in Illinois ("Metro East"). The effect of the proposed Asset Transfer is to transfer to AmerenCIPS responsibility for serving electric and gas customers in Metro East that are currently served by AmerenUE and thereby to consolidate the utility operations of Ameren in Illinois in a single entity. Upon the transfer of AmerenUE's retail electric and gas assets in Illinois, AmerenCIPS will succeed to AmerenUE's retail utility operations in Illinois and will provide the retail electric and gas services currently provided by AmerenUE pursuant to the tariffs currently in effect for AmerenUE.

     By consolidating all of Ameren's Illinois regulated operations in a single entity, AmerenCIPS, Ameren will be able to reduce duplicative administrative costs associated with regulatory matters in Illinois. Because AmerenUE will not be a utility in Illinois, it will not be required to make regulatory filings in Illinois. Instead, only AmerenCIPS will make such filings. Moreover, AmerenCIPS will be the single point of contact of the Illinois Commerce Commission with respect to regulatory matters affecting Ameren in Illinois.

     The Asset Transfer also will alleviate AmerenUE's projected electric generation capacity deficit in a manner beneficial to its Missouri retail electric service customers. As a regulated electric utility, it is incumbent upon AmerenUE to have or to acquire sufficient generating capacity with which to serve the forecasted demands of its electric service customers and to maintain an adequate reserve margin. AmerenUE's forecast of peak demands shows that it will require an additional supply of power and energy through 2004 and beyond in order to provide for its Missouri and Illinois customers' needs and to maintain a reserve margin of 15% to 18%. Based on a minimum 15% reserve margin, AmerenUE forecasts a generation capacity deficit of 327 MW in 2001, 410 MW in 2002, 462 MW in 2003, and 583 MW in 2004. In the absence of other changes, AmerenUE would need to meet these deficits by purchasing power and energy at market prices, by building new generating capacity by AmerenUE, or by some combination thereof.

     The Asset Transfer is the lowest cost alternative available to enable AmerenUE to supply its capacity and energy needs through 2004. The transfer to AmerenCIPS of the electric service territory in Illinois that currently is served by AmerenUE includes the transfer of 520 MW of firm electric load. The reduction of projected loads of AmerenUE resulting from transfer of responsibility for serving such loads to AmerenCIPS will enable AmerenUE to serve its electric service customers in Missouri with its existing generation capacity. The relief of AmerenUE's generation capacity shortfall by shifting firm electric load from AmerenUE to AmerenCIPS will enable AmerenUE to serve its Missouri ratepayers at capacity and energy costs that are lower than they would have been if additional resources had been required. Moreover, as discussed more fully below, this relief will be provided to AmerenUE without affecting either existing customers of AmerenCIPS or those customers that are to be acquired by AmerenCIPS as a result of the Asset Transfer.

     1.4  Asset Transfer-Overview
          -----------------------

     Pursuant to the Asset Transfer Agreement, AmerenUE will transfer its electric transmission and distribution and gas distribution assets and associated general plant assets and related liabilities in Metro East to AmerenCIPS. AmerenUE will also assign all related obligations to AmerenCIPS, including without limitation, the certificates of public convenience and necessity granted by the Illinois Commerce Commission authorizing AmerenUE to provide electric utility service and gas utility service in Illinois, environmental permits and obligations, all municipal and county franchises, labor agreements (as applicable), and any other relevant agreements that exist as of the transfer date. After the Asset Transfer has been consummated, employees of AmerenUE that have been responsible for operation and maintenance of the Acquired Assets may continue to operate and maintain the Acquired Assets for AmerenCIPS.7

     The Asset Transfer is planned to be accomplished in the following manner:

     1. AmerenUE will transfer approximately 50% of the Acquired Assets to AmerenCIPS in exchange for a subordinated promissory note in an amount equal to approximately 50% of the total net book value of such Acquired Assets net of liabilities, which is estimated to be approximately $51 million.8


------------------------
7 The Commission recognized in the Merger Order that AmerenUE may provide services to AmerenCIPS that are incidental to its utility business. These services will be provided at cost in accordance with the standards of the Act and the Commission's rules and regulations under the Act. See Merger Order, 66 SEC Docket at 488.

8 Preliminary listings of the assets to be transferred to AmerenCIPS and the associated liabilities to be assumed by AmerenCIPS and the related journal accounting entries are contained in Exhibit B-2 and Exhibit B-3 hereto.

     2. AmerenUE will hold the note and receive payments including interest from AmerenCIPS.

     3. AmerenUE will declare an "in kind" dividend to Ameren equal to the remaining balance (approximately 50%) of the net book value of the Acquired Assets net of liabilities, estimated to be approximately $51 million.

     4. Ameren will then contribute the Dividend Assets and associated liabilities to AmerenCIPS.

     Because different statutory provisions are involved, separate filings have been made with the Illinois Commerce Commission relating to transfer of the T&D Assets and to transfer of the gas distribution properties. It is therefore possible that the transfers may not coincide. In the event that the T&D Assets and the gas distribution properties are transferred separately, the same process will be followed. However, the promissory note associated with transfer of T&D Assets only will be approximately $46 million and the dividend would be approximately $46 million. Conversely, the promissory note associated with transfer of the gas distribution assets only would be approximately $5 million and the related dividend would be approximately $5 million.

     As determined by the Commission in the Merger Order, the existing electric transmission and distribution facilities of AmerenCIPS and AmerenUE are physically interconnected and operated as a single integrated electric utility system. Likewise, the Commission held in the Merger Order that the combined gas utility properties of AmerenUE and AmerenCIPS constitute an integrated gas utility system. The Asset Transfer will not affect the coordinated operation of any electric transmission or distribution plant, which will continue to be operated in the same manner, by the same personnel, and with the same degree of safety and reliability, as they are today. Similarly, the transfer of the gas distribution assets of AmerenUE will not affect the coordinated operation of the existing gas utility properties of AmerenUE and AmerenCIPS.

     In accordance with the Customer Choice Law, all of the generation assets previously owned by AmerenCIPS were transferred to Ameren GenCo in May 2000. As a result, AmerenCIPS is a wires-only company. All of the power required by AmerenCIPS to serve retail electric service customers in Illinois is purchased by AmerenCIPS from Ameren Energy Marketing Company ("Marketing Co."), which has sufficient generation capacity available not only to supply the existing requirements of AmerenCIPS but also to supply the additional loads to be transferred by AmerenUE. The capacity and energy charges for power sold by Marketing Co. to AmerenCIPS are fixed and are not subject to change prior to December 31, 2004. Thereafter, all retail customers of AmerenCIPS will have the full opportunity to purchase electric service either from AmerenCIPS or from competing suppliers at market-based rates.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

     The estimated amount of fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein will be supplied by amendment.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transfer of utility assets from AmerenUE to AmerenCIPS and related transactions:

--------------------------------- ----------------------------------------------
Sections of the Act                Transactions to which section or rule may be
-------------------                applicable
                                   ----------
--------------------------------- ----------------------------------------------
6(a), 7, and 12(b)                 Issuance of a promissory note by AmerenCIPS
                                   in connection with the acquisition of the
                                   Transferred Assets
--------------------------------- ----------------------------------------------
9(a)(1), 10                        Acquisition of Acquired Assets by AmerenCIPS
--------------------------------- ----------------------------------------------
9(a)(1), 10                        Acquisition by AmerenUE of promissory note to
                                   be issued by AmerenCIPS
--------------------------------- ----------------------------------------------
12(c)                              In-kind distribution of Dividend Assets by
                                   AmerenUE to Ameren
--------------------------------- ----------------------------------------------
12(b)                              Contribution of Dividend Assets by Ameren to
                                   AmerenCIPS
--------------------------------- ----------------------------------------------
12(d), 12(f)                       Sale of Transferred Assets by AmerenUE to
                                   AmerenCIPS
--------------------------------- ----------------------------------------------
Rules
-----
--------------------------------- ----------------------------------------------
43, 44                             Sale of Transferred Assets by AmerenUE to
                                   AmerenCIPS
--------------------------------- ----------------------------------------------
45                                 Contribution of Dividend Assets by Ameren to
                                   AmerenCIPS and assumption by AmerenCIPS of
                                   liabilities of AmerenUE
--------------------------------- ----------------------------------------------
46                                 In-kind distribution of Dividend Assets by
                                   AmerenUE to Ameren
--------------------------------- ----------------------------------------------

     Section 32 of the Act and Rule 54 thereunder are also generally applicable to each of the transactions described above. To the extent that other sections of the Act or the Commission's rules thereunder are deemed to be applicable to the Asset Transfer, such sections and rules should be considered to be set forth in this Item 3.

     Section 6(a) of the Act provides that it is unlawful for any registered holding company or subsidiary thereof "to issue or sell any security of such company" except in accordance with an order of the Commission issued pursuant to
Section 7 of the Act. Correspondingly, Section 12(b) of the Act requires Commission authorization for a registered public utility holding company or subsidiary thereof "to lend or in any manner extend its credit to or indemnify any company in the same holding-company system." As a result, the issuance of a promissory note by AmerenCIPS to AmerenUE and the assumption by AmerenCIPS of certain obligations of AmerenUE relating to the Acquired Assets require prior Commission approval under Sections 6, 7, and 12(b) of the Act.

     Section 9(a)(1) of the Act declares that it shall be unlawful for any registered holding company or subsidiary thereof to acquire any utility assets or any securities unless the acquisition of such assets or securities has been approved by the Commission pursuant to Section 10 of the Act.

     Section 12(c) of the Act declares that it shall be unlawful for any registered holding company or subsidiary thereof to declare or pay any dividend on any security except in accordance with such rules and regulations or orders as the Commission may adopt with respect to issuance of dividends. The applicable standards for declaration and payment of dividends are set forth in Rule 46.

     Section 12(d) of the Act states that it is unlawful for a registered holding company to sell any utility assets in contravention of rules and regulations or orders as the Commission shall adopt. Section 12(f) of the Act requires Commission approval for a subsidiary of a registered holding company to sell utility assets to any affiliate or associate company.

     As set forth below, the Asset Transfer complies with all of the applicable provisions of the Act and should be approved by the Commission.

     A.   Section 6(a)
          ------------

     In conjunction with the Asset Transfer, AmerenCIPS is proposing to issue a promissory note in an amount equal to the book value net of liabilities of the Transferred Assets, which is estimated to be $51 million. The promissory note will have a market rate of interest based on interest rates charged for generally-comparable unsecured five-year notes issued by companies whose credit quality and bond ratings are comparable to those of AmerenCIPS. Although the initial term of the promissory note will be five years, payments of amounts due under the promissory note will be based on a ten-year amortization schedule. Accordingly, a balloon payment will become due at the end of the fifth year unless the note's term is extended for an additional five years by agreement of the parties. The promissory note will be unsecured and will be subordinate to all other debt of AmerenCIPS, whether incurred currently or in the future, except indebtedness which, by its terms, provides that such indebtedness is not superior in right of payment of principal of or interest on the promissory note or that such indebtedness is subordinated to all other indebtedness of AmerenCIPS.

     In addition, AmerenCIPS will assume all obligations of AmerenUE relating to its business of transmitting and distributing electricity and natural gas in Illinois. As shown in Exhibit B-2 and Exhibit B-3 hereto, these obligations include trade payables relating to such businesses, accounts payable, accrued payroll, accrued vacation liabilities, customer liabilities, environmental liabilities and taxes. AmerenCIPS will also assume all maintenance and labor agreements (as applicable) and any similar agreements relating to the Acquired Assets as those agreements exist on the transfer date.

     Section 6(a) requires the issuance of an order of the Commission pursuant to Section 7 of the Act before a registered holding company or subsidiary thereof may issue any security. Section 7(c)(2)(B) of the Act provides that the Commission shall not permit a declaration regarding the issue or sale of any security to become effective unless it finds, inter alia, that "such security is to be issued or sold solely...for the purpose of financing the business of the declarant as a public utility company." Section 7(d) further provides that if the requirements of Section 7(c) and Section 7(g) of the Act are satisfied:

          The Commission shall permit a declaration regarding the issue or sale of a security to become effective unless the Commission finds that--

                    (1) the security is not reasonably adapted to the security structure of the declarant and other companies in the same holding company system;
                    (2) the security is not reasonably adapted to the earning
               power of the declarant.
                    (3) financing by the issue and sale of the particular
               security is not necessary or appropriate to the economical and efficient operation of a business in which the applicant lawfully is engaged or has an interest;
                    (4) the fees, commissions, or other remuneration, to
               whomsoever paid, directly or indirectly, in connection with the issue, sale or distribution of the security are not reasonable.
                    (5) in the case of a security that is a guaranty of, or
               assumption of liability on, a security of another company, the circumstances are such as to constitute the making of such guaranty or the assumption of such liability an improper risk for the declarant.
                    (6) the terms and conditions of the issue or sale of the
               security are detrimental to the public interest or the interest of investors or consumers.

     AmerenCIPS currently provides electric service to approximately 320,000 customers and gas service to approximately 170,000 customers, all in the State of Illinois. AmerenUE has approximately 62,000 electric and 18,000 gas customers in Illinois. The promissory note to be issued by AmerenCIPS is to be used for the purpose of financing expansion of its business as a public utility company in Illinois by acquiring the electric utility and gas utility operations of AmerenUE in Illinois.

     Pursuant to the Asset Transfer Agreement, AmerenCIPS will acquire not only the T&D Assets, but also AmerenUE's retail electric business in Illinois, including the certificates of public convenience and necessity granted by the Illinois Commerce Commission authorizing AmerenUE to provide retail electric service in Illinois, environmental permits, all municipal and county franchises, and any other relevant agreements. Additionally, AmerenCIPS will acquire both AmerenUE's gas assets in Illinois and all related obligations, including the certificates of public convenience and necessity granted by the Illinois Commerce Commission authorizing AmerenUE to provide gas utility service in Illinois, environmental permits, all municipal and county franchises, and any other relevant agreements. As noted above, the Asset Transfer is being financed in part by the issuance of the promissory note by AmerenCIPS. It is therefore evident that issuance of the promissory note by AmerenCIPS is consistent with
Section 7(c)(2)(B) of the Act.

     The issuance of the promissory note is also consistent with the criteria established in Section 7(d) of the Act. As of September 30, 2000, the total capitalization of AmerenCIPS is $1,253,797,000, of which 50% is long and short-term debt, 6% is preferred stock, and 44% is common equity capital. The acquisition of assets by AmerenCIPS from AmerenUE is being financed in approximately equal parts by the promissory note to be issued by AmerenCIPS and by a capital contribution by Ameren. Because debt and equity of AmerenCIPS will increase in the same amount, the capital structure of AmerenCIPS after the Asset Transfer will be substantially the same as its present capital structure. Thus, pro forma financial statements reflecting the Asset Transfer show that after the Asset Transfer, the capitalization of AmerenCIPS will be approximately 49% debt, 6% preferred stock, and 45% common equity.

     Further, the promissory note is reasonably adapted to the earning power of AmerenCIPS and is appropriate to the economical and efficient operation of AmerenCIPS as a public utility company. The 50% debt and 50% equity nature of the financing of the Asset Transfer helps to maintain the rate of return on equity of AmerenCIPS, after the transfer, at approximately the same level as before the transfer. Based on recent market conditions, principal and interest payments by AmerenCIPS pursuant to the promissory note (excluding the final balloon principal payment) will be approximately $7,430,000 annually. The average annual net earnings of AmerenCIPS for the five year period 2001 through 2005 are expected to be approximately $1,432,000 greater after the Asset Transfer than they would have been if the Asset Transfer did not occur. It is thus evident that the Asset Transfer and the issuance of the associated promissory note by CIPS is consistent with the earning power of AmerenCIPS.

     Moreover, the combination of the utility assets of AmerenUE in Illinois with the utility assets of AmerenCIPS will result in efficiencies and economies through elimination of duplicative regulatory burdens, and will thereby produce savings for the benefit of the public and consumers and investors of AmerenCIPS.

     The amount of estimated fees and expenses associated with the Asset Transfer will be provided by amendment to this application (see, Item 2 - Fees, Commissions and Expenses). The Applicants believe that the estimated fees and expenses in this matter bear a fair relation to the book value of the assets being transferred and the benefits to be achieved by AmerenUE and AmerenCIPS as a result of the Asset Transfer. The total estimated fees and expenses of
approximately $    represent approximately    % of the book value of the assets
               ---                         ---
being transferred, which is reasonable in relation to the size and complexity of the Asset Transfer and the regulatory approvals that must be obtained (percentages to be filed by amendment).

     To the extent that AmerenCIPS is assuming liabilities of AmerenUE that are associated with the Acquired Assets, the assumption of such liabilities is not an improper risk for AmerenCIPS. The Acquired Assets represent a part of a going concern and are capable of generating revenues sufficient to meet the obligations being assumed by AmerenCIPS. It is therefore reasonable for AmerenCIPS to assume the risks associated with the Acquired Assets.

     Finally, the terms and conditions of the promissory note as described above are not detrimental to the public interest or the interest of investors or consumers. The promissory note will carry a market rate of interest, will have a relatively short term, and will be subordinated to most other debt of AmerenCIPS.

     B.   Section 12(b)
          -------------

     Section 12(b) of the Act states that it is unlawful for any registered holding company or subsidiary thereof "to lend or in any manner extend its credit to or indemnify any company in the same holding-company system" in violation of rules and regulations or orders adopted by the Commission. Rule 45 requires, with certain exceptions not here relevant, that Commission approval be obtained for any such extension of credit.

     As noted above, the promissory note will carry a market-based rate of interest. The 50% note and 50% dividend structure of the transaction will maintain a capital structure at AmerenUE that is substantially the same after the Asset Transfer as it is at the present time. The capital structure of AmerenUE as of September 30, 2000 and the pro forma capital structure of AmerenUE after the Asset Transfer are as follows:

     Security                      Ratio As of              Ratio
     --------                      Sept. 30, 2000           After Transfer
                                        --------------           --------------
     Long and Short-
      Term Debt                              39%                      40%

     Preferred Stock                          4%                       3%

     Common Equity                           57%                      57%
                                            ----                     ----

     Total                                  100%                     100%

     Further, the rate of return on common equity realized by AmerenUE after the Asset Transfer is expected to be maintained at approximately the same level as it is before the transfer. It is therefore evident that the acquisition of the promissory note by AmerenUE is consistent with the interests of investors and consumers.

     C.   Section 9(a)(1)
          ---------------

     Section (9)(a)(1) of the Act requires the approval of the Commission pursuant to Section 10 of the Act before a registered holding company or subsidiary thereof may acquire utility assets or any securities. Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

     (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

     (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding-company system.

     Clearly, in this case, the acquisition of the Acquired Assets by AmerenCIPS will not contribute to an undue concentration of control of public utility assets. Both AmerenCIPS and AmerenUE are subsidiaries of Ameren, which, as their corporate parent, has ultimate control over both subsidiaries and their public utility assets. Ameren's control over these assets will not be affected by the proposed Asset Transfer.

     The amounts to be paid by AmerenCIPS bear a fair relation to the sums invested in and the earning capacity of the Acquired Assets. The Acquired Assets are being transferred at their book value net of liabilities. It is estimated that as of December 31, 2000, the net book value of the T&D Assets to be acquired by AmerenCIPS net of liabilities will be $91,013,179, and the net book value of the gas assets to be acquired by AmerenCIPS net of liabilities will be $11,482,383. The rates for electric and natural gas service provided by AmerenUE in Illinois are cost-based rates that are predicated in part on the book value of these assets. It is thus evident that amount to be paid by AmerenCIPS is consistent with Section 10(b)(2) of the Act.

     As noted above, the acquisition of the Acquired Assets by AmerenCIPS will not unduly complicate its capital structure. Approximately one-half of the Acquired Assets will be transferred to AmerenCIPS through distribution by AmerenUE to Ameren followed by contribution of such assets to AmerenCIPS, and the remainder will be transferred to AmerenCIPS in return for a promissory note. As a result, the transaction will not have a significant effect on the capital structure of AmerenCIPS.

     The acquisition of the Acquired Assets by AmerenCIPS will not have an adverse effect on the interests of consumers of either AmerenUE or AmerenCIPS.

     Existing and new retail electric service customers of AmerenCIPS will continue to be served in accordance with tariffs that have previously been approved by the Illinois Commerce Commission. Rates of captive retail electric service customers currently served by AmerenCIPS are not subject to change prior to December 31, 2004, when the transition to full retail customer choice in Illinois will be completed.

     AmerenCIPS has an electricity supply agreement with Marketing Co. pursuant to which it purchases its full requirements for electricity at demand and energy charges that are fixed and not subject to modification prior to December 31, 2004. Marketing Co. has sufficient generation capacity available to be able to accommodate the additional load being transferred to AmerenCIPS. The stability provided by this contract will insulate retail electric service customers in Illinois that transfer from AmerenUE to AmerenCIPS from any meaningful risk of a rate increase during the term of that electricity supply agreement. Thereafter, AmerenCIPS will purchase electricity needed to serve all of its customers under competitive market conditions.

     As noted above, AmerenUE faces a potential shortfall in generation capacity needed to provide reliable electric service during the next few years. The Asset Transfer is expected to alleviate AmerenUE's generation capacity shortfall at a cost to AmerenUE and its Missouri ratepayers that is lower than the projected cost of either constructing new gas-fired generating capacity or of purchasing capacity and energy at market-based prices.

     The average cost of capacity owned by AmerenUE, a portion of which is currently used to serve customers in Illinois, is approximately $350/kW. The transfer to AmerenCIPS of 520 MW of load in Illinois currently served by AmerenUE increases the amount of generating capacity owned by AmerenUE that it can use to serve its retail electric service customers in Missouri at a cost of only $350/kW. In contrast, the estimated cost to AmerenUE of constructing additional gas-fired generation to serve its Missouri retail customers is $420/kW. Based on a load transfer of 520 MW and a 16.39% carrying cost, the capacity cost savings to AmerenUE's retail customers in Missouri as a result of the Asset Transfer will be approximately $6 million annually.

     Similarly, with the 520 MW of demand on AmerenUE's system being transferred to AmerenCIPS, regulated Missouri customers will enjoy (1) lower average production costs and (2) fewer energy purchases during periods of peak demand. For example, average variable production costs of AmerenUE plants are approximately $16 per MWh. This is much less costly than variable production costs of gas-fired generating capacity, which are estimated (based on a cost of natural gas of $4.89/mmbtu) to be more than $50 per MWh, or market purchases, which are estimated to be approximately $38 per MWH.

     Finally, AmerenCIPS and AmerenUE have integrated their gas utility operations and rely extensively on support services provided by Ameren Services Company.9 Moreover, AmerenCIPS will adopt the service classifications and rates in AmerenUE's retail tariffs for natural gas service in Illinois and will assume the obligations of AmerenUE under certificates of public convenience and necessity granted by the Illinois Commerce Commission and all municipal and county franchises authorizing AmerenUE to provide gas utility service in Illinois. Therefore, insofar as the natural gas service customers of AmerenUE in Illinois are concerned, the Asset Transfer will simply result in a change in name of their service provider without having any impact on the quality or cost of service provided.

     D.   Section 10(c)
          -------------

     Section 10(c) of the Act provides that, notwithstanding the provisions of
Section 10(b), the Commission shall not approve:

     (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions under section 11; or


------------------------
9 On October 18, 2000, Ameren filed an application on Form U-1 in File No. 70-9775 for authorization for Ameren Energy Fuels and Services Company ("Ameren Fuels") to provide fuel procurement and gas supply services to AmerenUE and AmerenCIPS. Upon receipt of all necessary regulatory approvals, such services will be provided by Ameren Fuels rather than Ameren Services.

     (2) the acquisition of securities or utility assets of a public utility or public utility holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

     The Commission approved the formation of Ameren and its acquisition of AmerenUE and AmerenCIPS in 1997. The Commission concluded at that time that the combined electric properties of AmerenUE and AmerenCIPS would be an integrated electric system and that "the proposed acquisition by Ameren of this electric integrated system will `ten[d] towards the economical and efficient development of an integrated public-utility system,' and so satisfy the requirements of section 10(c)(2) of the Act."10 The Commission further concluded that the gas properties of AmerenUE and AmerenCIPS "constitute a gas integrated system within the meaning of section 2(a)(29)(B) of the Act."11 The transfer of the Acquired Assets from AmerenUE to AmerenCIPS will not affect the integrated operation of these facilities. It is thus evident that Section 10(c) of the Act does not preclude issuance of a Commission order authorizing acquisition of the Acquired Assets by AmerenCIPS.

     E.   Section 12(c)
          -------------

     The Dividend Assets are to be transferred through distribution of an in-kind dividend by AmerenUE to Ameren, and a capital contribution by Ameren to AmerenCIPS. Section 12(c) of the Act precludes the declaration or payment of a dividend by a registered holding company or subsidiary thereof:

          ...in contravention of such rules and regulations or orders as the Commission deems necessary or appropriate to protect the financial integrity of companies in holding-company systems, to safeguard the working capital of public-utility companies, to prevent the payment of dividends out of capital or unearned surplus, or to prevent the circumvention of the provisions of this title or the rules, regulations, or orders thereunder.

     The only relevant rule adopted by the Commission relating to declaration or payment of dividends by a subsidiary company of a registered public utility holding company is Rule 46(a), which precludes payment of a dividend "out of capital or unearned surplus, except pursuant to a declaration notifying the Commission of the proposed transaction, which has become effective in accordance with the procedure specified in ss.250.23." As of September 30, 2000, AmerenUE had retained earnings in excess of $1.3 billion. The distribution of the Dividend Assets will result in a charge against retained earnings of AmerenUE of approximately $51 million. It is therefore evident that AmerenUE has sufficient retained earnings in which to make an in-kind dividend to Ameren for the purpose of implementing the Asset Transfer.


------------------------
10   See Merger Order, 66 SEC Docket at 490, fn. 17.

11   Id. at 491.

     F.   Rule 54
          -------

     The transactions proposed herein are also subject to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an EWG or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) are satisfied.

     Ameren has complied or will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Ameren system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO.

     Rule 53(a)(1) limits a registered holding company's financing of investments in EWGs if such holding company's "aggregate investment" in EWGs and FUCOs exceed 50% of its "consolidated retained earnings." Ameren's "aggregate investment"(as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs is currently equal to 22.5% of Ameren's "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) for the four quarters ended September 30, 2000.

ITEM 4.   REGULATORY APPROVALS.
          --------------------

     Applications with respect to transactions contemplated in the Asset Transfer Agreement have been or will be filed with the Illinois Commerce Commission, the Missouri Public Service Commission, the FERC, and the Federal Communications Commission. No other state commission, and no other federal commission, other than the Commission, has jurisdiction over the proposed transactions.

ITEM 5.   PROCEDURE.
          ---------

     The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. The Applicants request that the Commission's Order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

     A.   Exhibits.
          --------

          A    None.

          B-1 Form of Asset Transfer Agreement among Union Electric Company, Central Illinois Public Service Company, and Ameren Corporation,
               dated as of      .
                           -----

          B-2 Preliminary Listing of Electric Assets and Liabilities Being Transferred from Union Electric Company to Central Illinois Public Service Company.

          B-3 Preliminary Listing of Gas Assets and Liabilities Being Transferred from Union Electric Company to Central Illinois Public Service Company.

          B-4  Form of Promissory Note to be issued to AmerenUE by AmerenCIPS.

          C    None.

          D-1 Notice to Illinois Commerce Commission of transfer of Electric Distribution and Transmission Assets and Retail Electric Business.

          D-2 Petition to Illinois Commerce Commission for authorization to transfer certificates of public convenience and necessity issued to AmerenUE to provide retail electric service in Illinois.

          D-3 Petition to Illinois Commerce Commission for authorization to transfer gas system assets and gas public utility business.

          D-4 Order of Illinois Commerce Commission relating to transfer of Electric Distribution and Transmission Assets and Retail Electric Business. (To be filed by amendment).

          D-5 Order of Illinois Commerce Commission relating to transfer of certificates of public convenience and necessity issued to AmerenUE to provide retail electric service in Illinois. (To be filed by amendment).

          D-6 Order of Illinois Commerce Commission relating to transfer of gas system assets and gas public utility business. (To be filed by amendment).

          D-7 Application to Missouri Public Service Commission and Amendment thereto for authorization to transfer assets and related contracts.

          D-8 Order of Missouri Public Service Commission (to be filed by amendment).

          D-9 Application to FERC pursuant to Section 203 of Federal Power Act to transfer FERC-jurisdictional assets (to be filed by amendment).

          D-10 Order of FERC (to be filed by amendment).

          E Map of combined service areas of AmerenUE and AmerenCIPS (Paper format - Form SE).

          F    Opinion of Counsel. (To be filed by amendment).

          G    Proposed Form of Federal Register Notice.


     B.   Financial Statements.
          --------------------

          FS-1 Balance Sheet of Ameren and consolidated subsidiaries, as of Sept. 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Ameren for the quarter ended Sept. 30, 2000) (File No. 001-14756).

          FS-2 Statements of Income of Ameren and consolidated subsidiaries for the three, nine and twelve-month periods ended Sept. 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Ameren for the quarter ended Sept. 30, 2000) (File No. 001-14756).

          FS-3 Balance Sheet of AmerenUE as of Sept. 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of AmerenUE for the quarter ended Sept. 30, 2000) (File No. 001-02967).

          FS-4 Statements of Income of AmerenUE for the three, nine and twelve-month periods ended Sept. 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of AmerenUE for the quarter ended Sept. 30, 2000) (File No. 001-02967).

          FS-5 Balance Sheet of AmerenCIPS as of Sept. 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of AmerenCIPS for the quarter ended Sept. 30, 2000) (File No. 001-03672).

          FS-6 Statements of Income of AmerenCIPS and consolidated subsidiaries for the three, nine and twelve-month periods ended Sept. 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of AmerenCIPS for the quarter ended Sept. 30, 2000) (File No. 001-03672).

          FS-7 Pro Forma Balance Sheet of AmerenUE as of Dec. 31, 2000 (to be filed by amendment).

          FS-8 Pro Forma Balance Sheet of AmerenCIPS as of Dec. 31, 2000 (to be filed by amendment).

          FS-9 Preliminary Accounting Entries for Transfer of Electric Assets and Liabilities from AmerenUE to AmerenCIPS estimated at December 31, 2000.

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

     None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application or Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                                   AMEREN CORPORATION
                                   CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                   UNION ELECTRIC COMPANY


                                   By: /s/ Steven R. Sullivan
                                      ------------------------
                                   Name:  Steven R. Sullivan
                                   Title: Vice President, General Counsel
                                          and Secretary

Date:  December 21, 2000